                                                                    Exhibit 99.1
                         INDEPENDENT ENERGY HOLDINGS PLC
         THIRD QUARTER RESULTS FOR THE NINE MONTHS ENDED 31 MARCH 2000


INDEPENDENT ENERGY HOLDINGS PLC ("INDEPENDENT ENERGY"), THE LONDON AND NASDAQ QUOTED ELECTRICITY, GAS AND TELECOMS SUPPLIER, ANNOUNCES THIRD QUARTER RESULTS FOR THE NINE MONTHS TO 31 MARCH 2000.

* Turnover for the nine months of Pound Sterling566.3m, (Pound Sterling157m in the same period in 1999)

* Turnover for the quarter Pound Sterling228m (Pound Sterling68.5m in the same period in 1999)

* Profit before tax of Pound Sterling21.7m (Pound Sterling1.9m in the same period in 1999)

* Profit before tax for the quarter Pound Sterling9.6m (Pound Sterling1.2m in the same period in 1999)

* Total contracted annualised sales of gas and electricity of Pound Sterling1,088 (1999: Pound Sterling543m)

*    Progress made on resolution of billing difficulties

*    1,600 telecoms customers recruited in the last quarter

* Additional 10MW of electricity generation added bringing total electricity generated to 100MW

JOHN SULLEY, CHIEF EXECUTIVE OF INDEPENDENT ENERGY HOLDINGS PLC, COMMENTED:

" THESE ARE EXCEPTIONAL RESULTS HIGHLIGHTING THE GROUP'S POSITION AS A UTILITY SUPPLIER PARTICULARLY TO SMALL AND MEDIUM SIZED BUSINESSES, WHICH REPRESENTS OVER 85% OF BOTH PROFIT AND TURNOVER. THIS AREA OF THE GROUP'S BUSINESS CONTINUES TO HOLD SIGNIFICANT POTENTIAL FOR FURTHER GROWTH BOTH IN THE UK AND OVERSEAS.

" WHILST THE GROUP'S OFFER TO DOMESTIC AND VERY SMALL BUSINESS CUSTOMERS HAS BEEN OVERSHADOWED BY ITS BILLING PROBLEMS, WE ARE FOCUSED ON THE RESOLUTION AND I EXPECT THEY WILL BE LARGELY RESOLVED WITHIN A SHORT PERIOD, ALLOWING US TO MOVE FORWARD IN THIS AREA OF THE MARKET."

                                                    17 MAY 2000
ENQUIRIES:

INDEPENDENT ENERGY HOLDINGS PLC                     (TODAY) TEL: 020 7457 2020
John Sulley, Chief Executive                        THEREAFTER: 0121 705 1111
Ian Stewart, Finance Director

COLLEGE HILL                                        TEL: 020 7457 2020
James Henderson
Chelsea Allen

                      INDEPENDENT ENERGY HOLDINGS PLC THIRD
             QUARTER RESULTS FOR THE NINE MONTHS ENDED 31 MARCH 2000

The Company continues to increase sales at a substantial growth rate. Turnover increased by 254% to Pound Sterling556m, while profit before tax increased by 1042% to Pound Sterling21.7m. This demonstrates the achievement that the Company has made. Annualised gas and electricity sales are currently Pound Sterling1,088, up from Pound Sterling543m at May 1999.

The Company believes these results highlight the strength of the group's position as a utility provider to the medium and small business market. This area of the market continues to be our prime focus.

As announced in December 1999, the Company has added a telecoms package to its electricity and gas offering for the small business market. To date, 1,600 customers have been contracted, which provide the Company with net income of some Pound Sterling300,000 on an annualised basis.

CUSTOMER BILLING ISSUES AND NEW FINANCING

Over the past 8 months we have experienced continuing difficulty in the timely billing of customers in the sub-100kw market. As a result Pound Sterling112m in billing is currently delayed. To date the Company has been able to deliver bills for approximately 62% of the revenue affected by this problem.

As a result of this billing problem and pending settlement of accounts receivable the Company's liquidity was impacted and it needed to obtain additional working capital. On 16 May 2000 the Company executed an amendment to its Pound Sterling80m revolving credit and letter of credit facility to increase the amount available to Pound Sterling165m and to include DLJ Bridge Finance Inc. in the syndicate of banks under the facility. This facility will expire in 29 September 2000 and bears interest at the rate of libor plus 2%. Prior to the termination of this facility the Company will seek to put in place an appropriate longer term facility which it will need to provide for its future working capital requirements. The Company believes that this increased borrowing will provide it with sufficient funds pending correction of the billing difficulties. The Company believes that it now has in place a specific strategy, which includes the new system of validating the front end data and cleaning the backlog of data, to ensure that future bills are dealt with efficiently and effectively.

In agreement with OFGEM, the Company has recently undertaken an additional license condition so that it will not recruit any new "Designated" (domestic and very small business) customers until billing and customer service reaches a standard both it and the Regulator have agreed is acceptable. "Designated" customers have traditionally represented about 10% of sales revenue. The Company is working to achieve a resolution of billing and customer service issues as quickly as practicable. Call centre performance has achieved the agreed levels for the last two weeks. The remainder of the Company's electricity business (over-100kW) and the gas market have been completely unaffected by any customer billing problems.

FINANCING

In March 2000, the Company successfully completed an Offering, for the sale of
3.2 million Ordinary Shares through which Pound Sterling93m was raised.

GENERATION

A further 10MW has been brought on stream this quarter, with a further 40MW, anticipated to be on stream by the end of the calendar year. The Company now generates a total of 100MW much of which it believes will contribute to future environmental and renewable energy obligations.

STRATEGY AND PROSPECTS

Improving customer service and resolving the billing problems affecting customers is the Company's biggest immediate priority. The small and medium business market holds considerable potential for future growth which it intends to exploit both in the UK and overseas in due course.

Note:

This press release includes forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Although Independent Energy believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the ability to bill and collect revenue in a timely manner, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond the control of Independent Energy and its management.

                         INDEPENDENT ENERGY HOLDINGS PLC
             UNAUDITED RESULTS FOR THE NINE MONTHS TO 31 MARCH 2000

                     ABRIDGED GROUP PROFIT AND LOSS ACCOUNT

                                                    9 MONTHS ENDED     9 MONTHS ENDED      9 MONTHS ENDED         Year ended
                                                     31 MARCH 2000      31 MARCH 2000       31 MARCH 1999       30 June 1999
                                                      (UNAUDITED)        (UNAUDITED)         (UNAUDITED)          (Audited)
                                                  POUND STERLING'000        $'000        POUND STERLING'000   Pound Sterling'000
TURNOVER                                                  566,363            914,330             156,801            246,856

Cost of sales                                            (521,785)          (842,361)           (150,611)          (234,387)

GROSS PROFIT                                               44,578             71,969               6,190             12,469

Net operating expenses                                    (15,410)           (24,875)             (2,634)            (4,530)
Depreciation & amortisation                                (2,753)            (4,442)             (1,134)            (1,650)

OPERATING PROFIT                                           26,415             42,652               2,422              6,289

Net interest & similar (expense)/income                    (4,747)            (7,658)               (492)            (1,353)

PROFIT ON ORDINARY ACTIVITIES BEFORE
TAXATION                                                   21,668             34,994               1,930              4,936

Taxation                                                   (6,500)           (10,497)                  0               (929)

PROFIT ON ORDINARY ACTIVITIES AFTER
TAXATION                                                   15,168             24,497               1,930              4,007

BASIC EARNING PER SHARE                                     45.3p               .73c                7.7p              15.7p

DILUTED EARNINGS PER SHARE                                  40.6p               .66c                6.8p              14.2p

Notes:

i) The nine months results have been translated into US dollars solely for the convenience of readers at a rate of $1.60 per Pound Sterling1 which was the average exchange rate for the quarter to 30 September 1999, for the first three months, at a rate of $1.63 per Pound Sterling1, which was the average exchange rate for the quarter to 31 December 1999, for the second three months, and at a rate of $1.61 per Pound Sterling1, which was the average exchange rate for the third three months. These translations should not be construed as representative of US dollar values that would have been obtained had they been computed in accordance with US generally accepted accounting principles.

2)   EARNINGS PER SHARE
     Basic EPS for the nine months is based on the weighted average number of ordinary shares of 33,454,091 (1999: 25,210,636).
     Diluted EPS for the nine months is based on the weighted average number of ordinary shares of 37,794,114 (199: 28,906,376).

3)   p = pence                  c = cents

                         INDEPENDENT ENERGY HOLDINGS PLC
             UNAUDITED RESULTS FOR THE NINE MONTHS TO 31 MARCH 2000

                          ABRIDGED GROUP BALANCE SHEET

                                                          AS AT                  As at                   As at
                                                      31 MARCH 2000          31 March 1999            30 June 1999
                                                       (UNAUDITED)            (Unaudited)              (Audited)
                                                   POUND STERLING'000     Pound Sterling'000       Pound Sterling'000
FIXED ASSETS                                              68,702                 39,918                  45,842

NET CURRENT ASSETS
Cash                                                      95,740                    425                     578
Security Deposits                                          1,004                  6,911                   6,738
Debtors                                                  370,309                 73,773                  84,383

Creditors                                               (254,829)               (55,890)                (68,513)
Corporation Tax                                           (3,676)

TOTAL NET CURRENT ASSETS                                 208,548                 25,219                  23,186

CREDITORS - DUE AFTER MORE THAN 1 YEAR                   (23,099)               (18,386)                (19,220)

PROVISIONS FOR LIABILITIES AND CHARGES                    (3,095)                     0                    (929)

NET ASSETS                                               251,056                 46,751                  48,879

CAPITAL AND RESERVES
Ordinary Share Capital                                       407                    262                     263
Share Premium Account                                    232,896                 45,981                  46,030
Profit and Loss Account                                   17,753                    508                   2,586

SHAREHOLDERS' FUNDS                                      251,056                 46,751                  48,879


Notes:

1)    BASIS OF PREPARATION
      This nine month report has been prepared using the same accounting policies used for the full annual report for the year ended 30 June 1999.

                         INDEPENDENT ENERGY HOLDINGS PLC
             UNAUDITED RESULTS FOR THE NINE MONTHS TO 31 MARCH 2000

                       ABRIDGED GROUP CASH FLOW STATEMENT

                                                                  9 MONTHS ENDED      9 MONTHS ENDED         YEAR ENDED
                                                                   31 MARCH 2000       31 MARCH 1999       30 JUNE 1999
                                                                     (UNAUDITED)         (UNAUDITED)          (AUDITED)
                                                                POUND STERLING'000  POUND STERLING'000  POUND STERLING'000

Operating Profit                                                        26,413              2,422               6,289
Depreciation & amortisation                                              2,753              1,134               1,650
Decrease/(increase) in working capital                                (207,358)           (43,432)            (39,666)

NET CASH (OUTFLOW) FROM OPERATING ACTIVITIES                          (178,192)           (39,876)            (31,727)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest (paid)/received                                                (4,926)              (437)             (1,771)

TOTAL RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                   (4,926)              (437)             (1,771)

TAXATION
Tax paid in period                                                        (660)                 0                   0

TOTAL TAXATION                                                            (660)                 0                   0

CAPITAL EXPENDITURE
Payments to acquire fixed assets (net)                                 (10,727)           (13,287)            (14,845)
Payments to acquire subsidiary undertakings                             (4,422)                 0                   0

TOTAL CAPITAL EXPENDITURE                                              (15,149)           (13,287)            (14,845)

FINANCING - SHARES
Issue of ordinary shares (net of expenses)                             187,009             35,369              35,419

TOTAL FINANCING - SHARES                                               187,009             35,369              35,419

FINANCING - LOANS
New Loans                                                               80,088              5,173               5,172
Repayment of loans                                                        (744)            (6,150)             (6,400)
Capital element of finance lease rental payment                         (1,193)              (813)             (1,189)

TOTAL FINANCING - LOANS                                                 78,150             (1,790)             (2,417)

NET CASH INFLOW/(OUTFLOW) IN THE PERIOD                                 66,233            (20,021)            (15,341)

Net effect of exchange rate movements                                       47                  8                  20

INCREASE/(DECREASE) IN CASH & INVESTMENTS IN THE PERIOD
                                                                        66,279            (20,013)            (15,321)

                         INDEPENDENT ENERGY HOLDINGS PLC
             UNAUDITED RESULTS FOR THE THREE MONTHS TO 31 MARCH 2000

                     ABRIDGED GROUP PROFIT AND LOSS ACCOUNT

                                                     3 MONTHS ENDED     3 MONTHS ENDED      3 MONTHS ENDED        Year ended
                                                      31 MARCH 2000      31 MARCH 2000       31 MARCH 1999       30 June 1999
                                                       (UNAUDITED)        (UNAUDITED)         (UNAUDITED)          (Audited)
                                                   POUND STERLING'000        $'000         POUND STERLING'000   Pound Sterling'000

TURNOVER                                                  228,671           368,160              68,583              246,856

Cost of sales                                            (208,566)         (335,791)            (65,314)            (234,387)

GROSS PROFIT                                               20,105            32,369               3,269               12,469

Net operating expenses                                     (7,017)          (11,297)             (1,050)              (4,530)
Depreciation & amortisation                                (1,348)           (2,170)               (432)              (1,650)

OPERATING PROFIT                                           11,740            18,901               1,787                6,289

Net interest & similar (expense)/income                    (2,138)           (3,442)               (564)              (1,353)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
                                                            9,602            15,459               1,223                4,936

Taxation                                                   (2,880)           (4,637)                  0                 (929)

PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION
                                                            6,722            10,822               1,223                4,007

BASIC EARNINGS PER SHARE                                    18.1p              .29c                4.7p                15.7p

DILUTED EARNINGS PER SHARE                                  16.6p              .27c                4.2p                14.2p


Notes:

i) The three months results have been translated into US dollars solely for the convenience of readers at a rate of $1.61 per Pound Sterling1 which was the average exchange rate for the quarter to 31 March 2000. These translations should not be construed as representative of US dollar values that would have been obtained had they been computed in accordance with US generally accepted accounting principles.

ii)    p = Pence.        c = US cents.

iii) Basic EPS for the 3 months is based on the weighted average number of ordinary shares of 37,074,100 (1999: 26,147,471).
       Diluted EPS for the 3 months is based on the weighted average number of ordinary shares of 41,524,834 (1999: 30,124,816).

                         INDEPENDENT ENERGY HOLDINGS PLC
             UNAUDITED RESULTS FOR THE THREE MONTHS TO 31 MARCH 2000

                       ABRIDGED GROUP CASH FLOW STATEMENT

                                                                  3 MONTHS ENDED      3 MONTHS ENDED         YEAR ENDED
                                                                   31 MARCH 2000       31 MARCH 1999       30 JUNE 1999
                                                                    (UNAUDITED)         (UNAUDITED)          (AUDITED)
                                                                POUND STERLING'000  POUND STERLING'000   POUND STERLING'000
Operating Profit                                                       11,738              1,788                6,289
Depreciation & amortisation                                             1,348                432                1,650
Decrease/(increase) in working capital                                (90,778)           (27,724)             (39,666)

NET CASH (OUTFLOW) FROM OPERATING ACTIVITIES                          (77,692)           (25,504)             (31,727)

Interest (paid)/received                                               (2,185)              (442)              (1,771)

TOTAL RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                  (2,185)              (442)              (1,771)

TAXATION
Tax paid in period                                                       (660)                 0                    0

TOTAL TAXATION                                                           (660)                 0                    0

CAPITAL EXPENDITURE
Payments to acquire fixed assets (net)                                 (2,040)            (6,107)             (14,845)

TOTAL CAPITAL EXPENDITURE                                              (2,040)            (6,107)             (14,845)

FINANCING - SHARES
Issue of ordinary shares (net of expenses)                             93,889                160               35,419

TOTAL FINANCING - SHARES                                               93,889                160               35,419

FINANCING - LOANS
New loans                                                              41,087              2,500                5,172
Repayment of loans                                                        (71)              (250)              (6,400)
Capital element of finance lease rental repayment                        (380)              (231)              (1,189)

TOTAL FINANCING - LOANS                                                40,636              2,019               (2,417)

NET CASH INFLOW/(OUTFLOW) IN THE PERIOD                                51,948            (29,875)             (15,341)

Net effect of exchange rate movements                                      10                  9                   20

INCREASE/(DECREASE) IN CASH & INVESTMENTS IN THE PERIOD                51,958            (29,866)             (15,321)